Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 2 DATED DECEMBER 30, 2014
TO THE PROSPECTUS DATED DECEMBER 12, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc. (“Hines Global II”), dated December 12, 2014 (the “Prospectus”) and Supplement No. 1, dated December 24, 2014. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to delete and replace Table V, “Sales or Disposals of Properties,” in Appendix A to the Prospectus with the following:

TABLE V
SALES OR DISPOSALS OF PROPERTIES
(Past/Prior Performance is Not Indicative of Future Results)
Table V presents summary information on the results of sales or disposals of properties from Prior Programs during the three years ended December 31, 2013. The Table includes information about the sales proceeds received, the cash invested in the properties and the cash flow from the operation of the properties. Each of the programs represented has investment objectives similar to ours. Amounts are in thousands.

	Date Acquired	Date of Sale	Selling Price, Net of Closing Costs and GAAP Adjustments					Cost of Property, Including Closing and Soft Costs			Excess (deficiency) of property operating cash receipts over cash expenditures
Property			Cash received, net of closing costs	Mortgage balance at time of sale	Purchase money mortgage taken back by program	Adjustments resulting from application of GAAP	Total	Original mortgage financing	Total acquisition cost, capital improvements and soft costs	Total
Hines Real Estate Investment Trust, Inc.
Atrium on Bay	Feb-07	Jun-11	128,709	199,278	—	—	327,987	166,714	50,444	217,158	27,251
Distribution Park Rio(1)	Jun-07	Jan-13	86,227	—	—	—	86,227	—	57,390	57,390	26,346
One Wilshire	Aug-07	Jul-13	226,360	200,000	—	—	426,360	159,500	131,190	290,690	54,129
Raytheon/Direct TV	Mar-08	Jul-13	40,093	49,780	—	—	89,873	54,150	77,580	131,730	3,985
Williams Tower	May-08	Mar-13	228,397	165,000	—	—	393,397	165,000	106,854	271,854	(46,057)
Hines US Core Office Fund LP
Three First National Plaza	Mar-05	Aug-11	198,463	126,900	—	—	325,363	141,000	109,492	250,492	107,353
One Shell Plaza/Two Shell Plaza	May-04	Aug-12	310,878	185,593	—	—	496,471	195,500	156,272	351,772	194,771
Johnson Ranch Corporate Center I & II, Olympus Corporate Center Complex, Roseville Corporate Center, Summit at Douglas Ridge I & II	May-07	Dec-12	(104,568)	87,731	—	—	(16,837)	111,850	200,468	312,318	5,500
1200 Nineteenth Street	Aug-03	Jun-13	250,155	38,152	—	—	288,307	38,152	29,177	67,329	26,399
425 Lexington	Aug-03	Jun-13	410,463	194,874	—	—	605,337	194,874	157,530	352,404	199,214
499 Park Avenue	Aug-03	Jun-13	286,803	83,379	—	—	370,182	83,379	67,863	151,242	95,559
Douglas Corporate Center I & II Complex	May-07	Jan-13	—	36,000	—	—	36,000	36,000	29,149	65,149	4,414	(2)
Hines Pan-European Core Fund LP
Cadbury	Dec-06	Feb-11	37,142	32,181	4,961	—	74,284	32,181	31,440	63,621	—
Kappa Building	Jul-07	Jul-13	113,777	36,296	77,481	—	227,554	60,405	70,611	131,016	—

(1)
Hines REIT owned a 50% investment in Distribution Park Rio and accounted for this real estate property as an equity method investment. Hines REIT initially invested $28.9 million in the property in June 2007 and received $43.3 million in net proceeds when the property was sold in January 2013.

(2)	Property surrendered to lender pursuant to foreclosure.